Exhibit 99.1

BiondVax Welcomes New Chairman of the Board and Announces

Second Quarter 2019 Financial Results

Jerusalem, Israel - August 28, 2019 -- BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a Phase 3 clinical stage biopharmaceutical company focused on developing and commercializing M-001, a universal flu vaccine candidate, today announced the appointment of a new Chairman of the Board of Directors and financial results for the quarter ended June 30, 2019.

Mr. Mark Germain, who has served as BiondVax’s Vice Chairman of the Board of Directors since June 2018, has been appointed Chairman, effective September 30, 2019. Based in New York, and having served as founder, director, chairman of the board, and/or investor in over twenty biotech companies, and with experience assisting in arranging corporate partnerships, acquiring technology, entering mergers and acquisitions, and executing financings, Mr. Germain is well suited to help guide BiondVax’s ongoing corporate development. Among his current positions, Mr. Germain is a Managing Director at The Aentib Group, a boutique merchant bank, and serves as a director on the board of the Israeli company Pluristem Therapeutics Inc. (Nasdaq: PSTI). Professor Avner Rotman, who has served as BiondVax’s Chairman since 2005, will continue to serve as a Director.

Mr. Mark Germain commented: “It has been a great pleasure to work with Ron and his team this past year, and the rest of the board, and I’m honored to be elected Chairman at this exciting time for the company. Recent events have positioned BiondVax to become a successful manufacturer and marketer of its M-001 universal flu vaccine candidate. In July we closed on a financing of US$20M predominantly supported by our largest shareholder, Marius Nacht, bringing his ownership in the company to approximately 42%. This financing, the 24 million Euros made available by the European Investment Bank, and other resources now provide us with the means to complete our Phase 3 pivotal trial (with a total of approximately 12,000 participants), scale up manufacturing and begin preparation for commercialization.”

Dr. Ron Babecoff, BiondVax’s President and CEO, commented, “I have had the pleasure of working closely with Mark Germain since he joined our Board of Directors last year. I am confident that his experience and knowledge of the pharmaceutical ecosystem, in addition to his relevant international connections, will prove beneficial as we progress through our ongoing pivotal clinical efficacy Phase 3 trial, and upscale production capacity in our manufacturing facility.”

Continuing, Babecoff noted, “Over Professor Rotman’s term as Chairman, BiondVax has grown from a preclinical company to a Nasdaq-listed company. On a personal note, I wish to thank Avner for his leadership, guidance, and support that helped me and the company navigate through the many challenges we encountered over the years.”

Second Quarter 2019 Financial Summary

Results are in New Israel Shekels (NIS) and convenience translation to $US is provided using the exchange rate of 3.566 (NIS/$US) as at June 30, 2019.

●	Second quarter operating expenses were NIS 19.7m ($5.5m) compared with NIS 30.7m for the second quarter of 2018;

●	Second quarter R&D expenses amounted to NIS 15.2m ($4.3m) compared with NIS 29.2m for the second quarter of 2018;

As of June 30, 2019, BiondVax had cash and cash equivalents of NIS 33.9 million ($9.5 million) as compared to NIS 75.9m as of December 31, 2018. Expenses are related to execution of planned ongoing operations including the ongoing pivotal, clinical efficacy, Phase 3 trial of the Company’s M-001 Universal Flu Vaccine candidate, and construction of a mid-size commercial manufacturing facility. These figures do not include the $20 million raised in a rights offering that concluded near the beginning of Q3 in July 2019.

** Tables to Follow **

About BiondVax

BiondVax (NASDAQ: BVXV) is a Phase 3 clinical stage biopharmaceutical company developing a universal flu vaccine. The vaccine candidate, called M-001, is designed to provide multi-strain and multi-season protection against current and future, seasonal and pandemic influenza. BiondVax’s proprietary technology utilizes a unique combination of conserved and common influenza virus peptides intended to stimulate both arms of the immune system for a cross-protecting and long-lasting effect. In a total of 6 completed Phase 1/2 and Phase 2 clinical trials, covering 698 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. The ongoing pivotal Phase 3 clinical trial aims to assess safety and effectiveness of M-001 in reducing flu illness and severity. Please visit www.biondvax.com.

Contact Details

Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the prosecution and outcome of the ongoing Phase 2 and Phase 3 trials and any subsequent trials; timing of receipt of regulatory approval of the new manufacturing facility; ability to demonstrate the efficacy and safety of the vaccine; the timing of clinical trials and marketing approvals; the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; whether our vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the United States Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resources and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC. We undertake no obligation to revise or update any forward-looking statement for any reason.

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BALANCE SHEETS

In thousands, except per share data

				Convenience translation
	December 31,	June 30,		June 30,
	2018	2018	2019	2019
	Audited	Unaudited		Unaudited
	N I S			U.S. dollars
CURRENT ASSETS:
Cash and cash equivalents	75,883	37,128	33,916	9,511
Other receivables	965	4,067	1,258	353

	76,848	41,195	35,174	9,864
LONG-TERM ASSETS:
Property, plant and equipment	28,249	18,793	32,475	9,107
Right-of-use assets	-	-	7,610	2,134
Other long term assets	740	880	510	143

	28,989	19,673	40,595	11,384

	105,837	60,867	75,769	21,248
CURRENT LIABILITIES:
Trade payables	20,723	1,323	7,977	2,237
Operating lease liability	-	-	686	192
Other payables	1,076	780	1,348	378

	21,799	2,103	10,011	2,807
LONG-TERM LIABILITIES:
Liability in respect of government grants	14,643	12,790	14,621	4,100
Operating lease liabilities	-	-	7,076	1,985
Loan from others	94,360	20,710	110,971	31,119
Warrants	6,168	8,475	5,517	1,548
Severance pay liability, net	82	79	86	24

	115,253	42,054	138,271	38,776
SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.0000001 par value:
Authorized: 391,000,000 shares as of June 30, 2019, 2018 (unaudited) and December 31, 2018; Issued and Outstanding: 261,754,119, 261,419,599 and 261,419,599 as of June 30, 2019, 2018 (unaudited) and December 31, 2018, respectively	*)-	*)-	*)-	*)-
Share premium	179,929	179,821	185,454	52,006
Accumulated deficit	(211,144)	(163,110)	(257,967)	(72,341)

	(31,215)	16,711	(72,513)	(20,335)

	105,837	60,868	75,769	21,248

*)       Represents an amount lower than NIS 1.

STATEMENTS OF COMPREHENSIVE INCOME

In thousands, except per share data

						Convenience translation
	Year ended December 31,	Three months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2018	2018	2019	2018	2019	2019
	Audited	Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands, except per share data)
Operating expenses:
Research and development, net of participations	71,913	29,205	15,172	40,950	20,904	5,862
Marketing, general and administrative	5,154	1,445	4,518	2,329	5,951	1,669

Total operating expenses	77,067	30,650	19,690	43,279	26,855	7,531

Operating loss	(77,067)	(30,650)	(19,690)	(43,279)	(26,855)	(7,531)

Financial income	2,936	6,386	-	6,386	24	7
Financial expense	(13,596)	(1,227)	(27,699)	(2,800)	(19,992)	(5,606)

Total finance (expense) income, net	(10,660)	5,159	(27,699)	3,586	(19,968)	(5,599)

Net loss	(87,727)	(25,491)	(47,389)	(39,693)	(46,823)	(13,130)

Basic and diluted net loss per share (NIS)	(0.34)	(0.10)	(0.18)	(0.15)	(0.18)	(0.05)

Weighted average number of shares outstanding used to compute basic and diluted loss per share	261,419,599	261,419,599	261,482,786	261,419,599	261,435,179	261,435,179

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